PICKWICK CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2020

PICKWICK CAPITAL PARTNERS, LLC
CONTENTS



YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Pickwick Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pickwick Capital Partners, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Pickwick Capital Partners, LLC's auditor since 2016.

New York, NY

March 16, 2021

PICKWICK CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	322,342
Accounts receivable		1,977,801
Prepaid expenses		134,448
Securities owned, at fair value		110,070
Advances to employees		47,866
Other assets		4,666
Total Assets	$	2,597,193

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	1,763,676
Commission payable to member		10,616
Total Liabilities		1,774,292
Liabilities subordinated to the claims of general creditors		180,000
Members' equity		642,901
Total Liabilities and Members' Equity	$	2,597,193

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Pickwick Capital Partners, LLC (the "Company") was organized under The Wyoming Limited Liability Act. It is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC") and Municipal Securities Rulemaking Board ("MSRB").

The Company provides strategic advisory services regarding business operations and investment banking transactional services including advisory and capital raising for corporate customers and Hedge, Private Equity, Venture, and other alternative asset funds.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and the rules and regulations of the SEC. It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Accounting Basis
The Company uses the accrual basis of accounting for financial statement and cash basis for income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2020, the Company had recorded an allowance of $330,000 non-collection.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The members are individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision will be included on the statement of operations.

The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2019, 2018, and 2017. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Revenue Recognition and Commission Cost

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company's revenues are from success fees, consulting fees, fixed retainer fees, and a percentage of the Asset Manager's money management fee. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition once each transaction is finalized. Consulting agreements with Asset Managers are multi-year contracts. Marketing contracts are also for multiple years. The Company is compensated by a fixed fee and a percentage of the Asset Manager's money management fee. The asset-based fee to be paid to the Company shall be determined on the basis of fees earned and collected by the Asset Manager. This calculation shall include all fees earned and received by the Asset Manager as a result of cash or in-kind additions to the accounts, fees on the basis of growth of assets, and investment performance. Once the fee is determined and agreed (realized) upon by both the Company and the Asset Manager, the Company recognizes the asset-based fee and invoices the Asset Manager. Fee income is recognized when earned and related performance obligations are satisfied in accordance with contractual arrangements with clients and the collectability is reasonably assured. Related commission expense is recognized at the same time as the fee income.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's assets and liabilities are recorded at fair value on a recurring basis based upon a fair value hierarchy, in accordance with ASC 820, as of December 31, 2020.

The following table presents a reconciliation of Level 1 assets measured at fair value for the year ended December 31, 2020.

	Assets Securities owned
Level 1 – Balance December 31, 2019	$ 77,946
Securities received	4,296
Net change in unrealized gain/(loss)	27,828
Level 1 – Balance December 31, 2020	$ 110,070

Concentrations of Credit Risk
The Company places its cash with two high credit quality financial institutions. The Company's accounts at each of these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of either of such financial institutions, the Company evaluates at least annually the rating of the financial institutions in which it holds deposits.

Concentration of Customer Revenue
For the year ended December 31, 2020, three customers accounted for 31% of the Company's revenue. One of the customers accounted for 18% of accounts receivable as of December 31, 2020.

3. NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $342,230, which was $223,944 in excess of the FINRA's minimum net capital requirement of $118,286. At December 31, 2020 the Company's ratio of aggregate indebtedness to net capital was 5.18 to 1.

4. COMMITMENTS AND CONTINGENCIES

<u>Leases</u>
On November 1, 2010, the Company renewed its operating lease for its office space in White Plains, NY on a month-to-month basis, cancellable with two months written notice. On May 11, 2015 and September 15, 2015, the Company amended its operating lease to include more space.

<u>Litigation</u>
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which require disclosure.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under four subordination agreements, which are scheduled to mature on the following dates: $10,000 on January 15, 2021, $10,000 on March 1, 2021, $10,000 on December 16, 2021, and $150,000 on March 17, 2021. The maturity of these agreements automatically extends for an additional year if the lender does not request repayment thirteen months prior to maturity. The four subordination agreements in the aggregate amount of $180,000, which are between the lenders and the Company, have been approved by FINRA and, as such, are available for net capital purposes.

6. GUARANTEES

FASB ASC 460, Guarantees, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2020 or during the year then ended.

7. COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. NEW ACCOUNTING PRONOUNCEMENT

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.